ZEN GRAPHENE SOLUTIONS LTD.

FINANCIAL STATEMENTS

For the years ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

ZEN GRAPHENE SOLUTIONS LTD.

Independent Auditor's Report

To the Shareholders of ZEN Graphene Solutions Ltd.

Opinion

We have audited the financial statements of ZEN Graphene Solutions Ltd. (the "Company"), which comprise the statements of financial position as at March 31, 2020 and 2019, and the statements of loss and comprehensive loss, statements of changes in equity and statements of cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards ("IFRS").

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report.

However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner of the audit resulting in this independent auditor's report is Chris Milios.

McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario

July 24, 2020

ZEN GRAPHENE SOLUTIONS LTD. STATEMENTS OF FINANCIAL POSITION

	March 31,	March 31,
	2020	2019
(Stated in Canadian Dollars)	$	$

ASSETS
Current assets
Cash	805,947	1,221,492
Amounts and other receivables	77,537	217,138
Prepaids and deposits	190,588	27,884
Total current assets	1,074,072	1,466,514

Non-current assets
Equipment [note 3]	99,515	21,183
Exploration and evaluation assets [notes 4 and 9]	25,065,071	24,054,172
Total non-current assets	25,164,586	24,075,355
Total assets	26,238,658	25,541,869

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [notes 5 and 9]	415,896	646,642
Deferred premium on flow-through shares [note 6(a)]	111,679	-
Total liabilities	527,575	646,642

SHAREHOLDERS' EQUITY
Share capital [note 6(a)]	40,211,736	38,307,769
Warrants [note 6(b)]	331,415	677,829
Share-based payment reserve [note 6(c)]	1,599,609	1,748,803
Shares to be issued [note 4]	472,500	472,500
Deficit	(16,904,177)	(16,311,674)
Total shareholders' equity	25,711,083	24,895,227
Total shareholders' equity and liabilities	26,238,658	25,541,869
Going Concern [note 1]
Commitments and Contingencies [notes 4 and 12]
Subsequent Events [note 16]

See accompanying notes to the financial statements

These financial statements were authorized for issue by the Board of Directors on July 24, 2020.

Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"Brian Bosse"	, Director

ZEN GRAPHENE SOLUTIONS LTD. STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)	2020	2019
FOR THE YEARS ENDED MARCH 31	$	$

EXPENSES
Amortization [note 3]	24,879	5,296
Consulting fees	182,618	349,816
Contract services	131,766	172,500
General and administrative [notes 9 and 14]	703,496	669,232
Investor relations and promotion	92,023	69,457
Professional fees	241,498	290,568
Stock-based compensation [note 6(c)]	293,575	888,056
Stock exchange and filing fees	8,020	23,530
Loss before the undernoted	1,677,875	2,468,455

Interest and other income	6,529	16,414
Gain on issuance of shares for debt [note 6(a)]	-	23,888
Premium on flow-through shares [note 6(a)]	39,571	-
Government grants [note 15]	90,898	-
Total other income	136,998	40,302

Net loss for the year, being total comprehensive loss for the year	1,540,877	2,428,153

Basic and diluted net loss per share [note 13]	0.02	0.04

See accompanying notes to the financial statements

ZEN GRAPHENE SOLUTIONS LTD. STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)	2020	2019
FOR THE YEARS ENDED MARCH 31	$	$

OPERATING ACTIVITIES
Loss for the year	(1,540,877)	(2,428,153)
Items not affecting cash
Amortization [note 3]	24,879	5,296
Gain on sale of equipment	-	(293)
Gain on settlement of debt [note 6(a)]	-	(23,888)
Premium on flow-through shares [note 6(a)]	(39,571)	-
Stock-based compensation [note 6(c)]	293,575	888,056
	(1,261,994)	(1,558,982)
Net change in non-cash working capital balances [note 8]	(94,392)	375,437
Cash (used in) operating activities	(1,356,386)	(1,183,545)

INVESTING ACTIVITIES
Mineral exploration and evaluation expenditures	(1,506,001)	(1,735,180)
Government assistance received [note 4]	374,076	-
Proceeds from sale of equipment	-	1,526
Purchase of equipment	(103,211)	(3,440)
Cash (used in) investing activities	(1,235,136)	(1,737,094)

FINANCING ACTIVITIES
Units issued [note 6(a)]	1,050,000	1,304,430
Unit issue costs [note 6(a)]	(17,850)	(31,763)
Flow-through common shares issued [note 6(a)]	1,210,000	3,000,000
Flow-through common share issue costs [note 6(a)]	(66,173)	(227,274)
Cash provided by financing activities	2,175,977	4,045,393

(Decrease) increase in cash during the year	(415,545)	1,124,754
Cash, beginning of year	1,221,492	96,738
Cash, end of year	805,947	1,221,492

Supplementary disclosures - see note 8

See accompanying notes to the financial statements

ZEN GRAPHENE SOLUTIONS LTD. STATEMENTS OF CHANGES IN EQUITY

				Share-Based
		Share		Payment	Shares to be		Total
	Number of	Capital	Warrants	Reserve	Issued	Deficit	Equity
(Stated in Canadian Dollars)	Shares	$	$	$	$	$	$

Balance as at March 31, 2018	63,597,361	34,181,765	484,174	4,944,008	472,500	(18,010,179)	22,072,268
Issuance of units [note 6(a)]	2,607,246	1,160,230	144,200	-	-	-	1,304,430
Unit issue costs	-	(31,763)	-	-	-	-	(31,763)
Issuance of shares for debt [note 6(a)]	628,962	274,266	-	-	-	-	274,266
Issuance of flow-through shares [note 6(a)]	7,500,000	3,000,000	-	-	-	-	3,000,000
Flow-through share issue costs [note 6(a)]	-	(276,729)	49,455	-	-	-	(227,274)
Recognition of stock-based compensation [note 6(c)]	-	-	-	931,453	-	-	931,453
Stock options expired [note 6(c)]	-	-	-	(4,126,658)	-	4,126,658	-
Net loss and comprehensive loss for the year	-	-	-	-	-	(2,428,153)	(2,428,153)
Balance as at March 31, 2019	74,333,569	38,307,769	677,829	1,748,803	472,500	(16,311,674)	24,895,227
Issuance of units [note 6(a)]	3,000,000	925,950	124,050	-	-	-	1,050,000
Unit issue costs	-	(17,850)	-	-	-	-	(17,850)
Issuance of shares for debt [note 6(a)]	47,222	17,000	-	-	-	-	17,000
Issuance of flow-through shares [note 6(a)]	3,025,000	1,058,750	-	-	-	-	1,058,750
Flow-through share issue costs [note 6(a)]	-	(79,883)	13,710	-	-	-	(66,173)
Recognition of stock-based compensation [note 6(c)]	-	-	-	315,006	-	-	315,006
Stock options expired [note 6(c)]	-	-	-	(464,200)	-	464,200	-
Share purchase warrants expired [note 6(b)]	-	-	(484,174)	-	-	484,174	-
Net loss and comprehensive loss for the year	-	-	-	-	-	(1,540,877)	(1,540,877)
Balance as at March 31, 2020	80,405,791	40,211,736	331,415	1,599,609	472,500	(16,904,177)	25,711,083

See accompanying notes to the financial statements

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

1. NATURE OF BUSINESS AND GOING CONCERN

ZEN Graphene Solutions Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its unique Albany graphite. The address of the Company's executive office is 210 - 1205 Amber Drive, Thunder Bay, Ontario, P7B 6M4, Canada.

The Company is an emerging high-tech nanographite and graphene materials company based in Thunder Bay, Ontario, Canada. The recovery of the amounts shown for the exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, social licensing requirements and non-compliance with regulatory requirements. The Company's assets may also be subject to increases in taxes and royalties, renegotiation of contracts, and political uncertainty.

These financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The Company had continuing losses for the year ended March 31, 2020. As at March 31, 2020, the Company had an accumulated deficit of $16,904,177 (March 31, 2019 - $16,311,674) and working capital of $546,497 (March 31, 2019 - $819,872). The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, the ability of the Company to obtain necessary financing, and the ability of the Company to identify, evaluate, and negotiate an acquisition of, a participation in or an interest in properties, assets, or businesses. Management feels that additional working capital will be required from public share offerings and stock option exercises to meet the Company's liabilities and commitments as they come due. See Note 16. These financial statements do not reflect any adjustments to amounts that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Near year-end, there was a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Basis of Presentation

The financial statements have been prepared using the measurement bases specified by IFRS for each type of asset, liability, income and expense. The measurement bases are more fully described in the accounting policies below. The financial statements are prepared on the historical cost basis. In addition, these financial statements are prepared using the accrual basis of accounting, except for cash flow information.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, allocation of financing proceeds and income taxes. Differences may be material.

Foreign Currency Translation

The financial statements are presented in Canadian dollars, which is the functional currency of the Company. In preparing the financial statements, transactions in currencies other than the entity's functional currency (foreign currencies) are recognised at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains/losses on translation are recorded in profit or loss.

Financial Instruments

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as "financial assets at fair value", as either Fair Value Through Profit or Loss ("FVPL") or Fair Value Through Other Comprehensive Income (" FVOCI"), and "financial assets at amortized costs", as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company's business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. Cash and amounts receivable held for collection of contractual cash flows are measured at amortized cost.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent measurement - financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate ("EIR") method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement - financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognized in other income or expense in the statements of loss. The Company does not measure any financial assets at FVPL.

Subsequent measurement - financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statements of comprehensive loss. When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the statements of loss when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company's only financial assets subject to impairment are amounts and other receivables, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company's financial liabilities include accounts payable and accrued liabilities which are measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement - financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the statements of loss.

Exploration and Evaluation Assets

Exploration and evaluation assets include the costs of acquiring licenses, costs associated with exploration and evaluation activity (e.g. geological, geophysical studies, exploratory drilling and sampling), and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination or asset purchase. The Company follows the practice of capitalizing all costs related to the acquisition of, exploration for and evaluation of mineral claims and crediting all revenue, including government assistance, received against the cost of related claims. Costs incurred before the Company has obtained the legal rights to explore an area are recognized as expenses of the Company.

Capitalized costs are only allocated to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation assets are assessed for impairment at each financial reporting date or when facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of the exploration and evaluation assets is depended on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

Equipment is carried at acquisition cost less subsequent amortization and impairment losses. Amortization is recognised on a declining balance basis over the estimated useful lives of the equipment less estimated residual value. The rates generally applicable are:

Equipment - Automotive	20%
Equipment - Office	20%
Equipment - Field	20%
Computers	20%
Signage	20%

Material residual value estimates and estimates of useful life are updated as required, but at least annually.

Gains or losses arising on the disposal of equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognised in profit or loss within 'gain/loss on sale of equipment'.

Cash and Cash Equivalents

The Company's policy is to disclose cash, bank account balances and investment-grade deposit certificates with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in Canadian chartered banks or financial institutions controlled by a Canadian chartered bank. The Company did not have any cash equivalents as at March 31, 2020 and 2019.

Impairment of Non-Financial Assets

At each financial reporting date, the carrying amounts of the Company's non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair values less costs to sell, and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less that its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share Capital

Share capital represents the fair value of consideration received, less related costs.

Flow Through Shares

Under Canadian income tax legislation, a company is permitted to issue flow through shares whereby it agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of non-flow through shares and the amount the investor pays for flow-through shares. A flow through premium liability is recognized for the difference. The liability is reversed when the expenditures are made and is recorded in the statement of loss. The spending also gives rise to a deferred tax timing difference between the carrying value and tax value of the qualifying expenditure.

Warrants

Warrants are recorded at their fair value on the date of issue, net of issue costs. The Company uses the Black-Scholes option pricing model to estimate the fair value of warrants issued. On the exercise of warrants, consideration received and the accumulated warrant value attributed to the portion exercised is credited to share capital. For those warrants that expire after vesting, the recorded value is transferred to deficit.

Share-Based Payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in the share-based payment note. See note 6(c).

The fair value determined at the grant date of the equity-settled share-based payments is expensed over the period during which the employee becomes unconditionally entitled to equity instruments, based on the Company's estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Charges for options that are forfeited before vesting are reversed from share-based payment reserve. For those options that expire after vesting, the recorded value is transferred to deficit.

On the exercise of options, consideration received and the accumulated option value attributed to the portion exercised is credited to share capital.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per Share

Basic loss per share is calculated using the weighted average number of shares outstanding. In order to determine diluted loss per share, any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of warrants and options that would increase earnings per share or decrease loss per share. The outstanding stock options and warrants to purchase common shares disclosed in note 6 were not included in the computation of the diluted loss per share for the periods presented because the effect would be anti-dilutive.

Income Taxes

Tax expense recognised in profit or loss comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity. Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period, adjusted for amendments to tax payable with regards to previous years.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with joint ventures is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognised to the extent that it is probable that they will be able to be utilised against future taxable income. The Company has not recognized deferred tax assets to the extent that the company does not consider it probable that a deferred tax asset will be recovered.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognised as a component of taxable income or expense in profit or loss, except where they relate to items that are recognised in other comprehensive income or directly in equity, in which case the related deferred tax is also recognised in other comprehensive income or equity, respectively.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when the Company has a present legal or constructive obligation caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the units-of-production or the straight-line method. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses. The Company had no material restoration, rehabilitation and environmental obligations as at March 31, 2020 or 2019 as the disturbance to date is minimal.

Interest

Interest income and expenses are reported on an accrual basis using the effective interest method.

Operating Expenses

Operating expenses are recognised in profit or loss upon utilization of the service or at the date of their origin.

Critical Judgements and Estimation Uncertainties

The preparation of financial statements in conformity with IFRS requires the Company's management to make judgments, estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may differ from those estimates and these differences could be material.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Assets' carrying values and impairment charges

In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Capitalization of exploration and evaluation costs

Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits. See note 4 for details of capitalized exploration and evaluation costs.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Critical Judgements and Estimation Uncertainties (continued)

Impairment of exploration and evaluation assets

While assessing whether any indications of impairment exist for exploration and evaluation assets, consideration is given to both external and internal sources of information. Information the Company considers includes changes in the market, economic and legal environment in which the Company operates that are not within its control that could affect the recoverable amount of exploration and evaluation assets. Internal sources of information include the manner in which exploration and evaluation assets are being used or are expected to be used and indications of expected economic performance of the assets. Estimates include but are not limited to estimates of the discounted future pre-tax cash flows expected to be derived from the Company's mineral exploration properties, costs to sell the properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's exploration and evaluation assets.

Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, "Standards of Disclosure for Mineral Projects", issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's financial position and results of operations.

Income taxes and recoverability of potential deferred tax assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction.

The Company considers whether relevant tax planning opportunities are within the Company's control, are feasible, and are within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Critical Judgements and Estimation Uncertainties (continued)

Share-based payments

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

Existence of decommissioning and restoration costs and the timing of expenditure

Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

Contingencies

Refer to note 12.

New Accounting Standards and Interpretations Adopted

IFRS 16 - Leases ("IFRS 16") was issued in January 2016 and replaces IAS 17 - Leases as well as some lease related interpretations. With certain exceptions for leases under twelve months in length or for assets of low value, IFRS 16 states that upon lease commencement a lessee recognises a right-of-use asset and a lease liability. The right-of-use asset is initially measured at the amount of the liability plus any initial direct costs. After lease commencement, the lessee shall measure the right-of-use asset at cost less accumulated depreciation and accumulated impairment. A lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognise the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. IFRS 16 requires that lessors classify each lease as an operating lease or a finance lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Otherwise it is an operating lease. The Company has elected not to recognize right-of-use assets and lease liabilities for leases with a lease term of less than 12 months and low value assets, as permitted by IFRS 16. As at April 1, 2019, the Company retrospectively adopted this pronouncement and there was no material impact on the Company's financial statements.

New Accounting Standards and Interpretations not yet Adopted

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are mandatory for accounting periods beginning on or after April 1, 2020 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 - Presentation of Financial Statements ("IAS 1") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

3. EQUIPMENT

For the year ended March 31, 2020

	Opening			Amortization	Closing
	net book			for the	net book
	value	Additions	Disposals	year	value
	$	$	$	$	$
Equipment - Automotive	179	-	-	(36)	143
Equipment - Office	2,027	-	-	(405)	1,622
Equipment - Field	6,247	94,395	-	(20,129)	80,513
Computers	12,730	3,899	-	(3,326)	13,303
Signage	-	4,917	-	(983)	3,934
Total	21,183	103,211	-	(24,879)	99,515

As at March 31, 2020				Accumulated	Net book
			Cost	Amortization	value
			$	$	$
Equipment - Automotive			1,439	(1,296)	143
Equipment - Office			15,799	(14,177)	1,622
Equipment - Field			129,938	(49,425)	80,513
Computers			49,127	(35,824)	13,303
Signage			4,917	(983)	3,934
Total			201,220	(101,705)	99,515

For the year ended March 31, 2019
	Opening			Amortization	Closing
	net book			for the	net book
	value	Additions	Disposals	year	value
	$	$	$	$	$
Equipment - Automotive	224	-	-	(45)	179
Equipment - Office	3,767	-	(1,233)	(507)	2,027
Equipment - Field	7,809	-	-	(1,562)	6,247
Computers	12,472	3,440	-	(3,182)	12,730
Total	24,272	3,440	(1,233)	(5,296)	21,183

As at March 31, 2019				Accumulated	Net book
			Cost	Amortization	value
			$	$	$
Equipment - Automotive			1,439	(1,260)	179
Equipment - Office			15,798	(13,771)	2,027
Equipment - Field			35,544	(29,297)	6,247
Computers			45,228	(32,498)	12,730
Total			98,009	(76,826)	21,183

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

4. EXPLORATION AND EVALUATION ASSETS

During the year ended March 31, 2010, the Company signed an option agreement which was subsequently superseded and replaced effective November 2, 2010 (the "Albany Agreement"), to earn an interest in the Albany Property located in Northern Ontario. Under the terms of the Albany Agreement, the Company can acquire, upon exercise of the first option, a 25% interest in the Albany Property, and upon exercise of the second option, an additional 55% interest in the Albany Property. The first option was exercised after completion of a helicopter-borne geophysical survey on the property during the quarter ended June 30, 2010 and issuance of 1,000,000 units to the optionor during the quarter ended September 30, 2010, each unit being comprised of one common share and one warrant to purchase one additional common share at a price of $1.50 any time before December 23, 2015.

The second option was exercised after making certain payments totaling $140,000 and incurring aggregate expenses on the property in excess of $10,000,000.

On November 21, 2012, the Company reached an agreement with the optionor to amend the Albany Agreement and acquired the remaining 20% interest in the Albany Property (claim block 4F) bringing the Company's total interest in the property to 100%. Pursuant to the terms of the transaction, the Company and the optionor agreed to the following with respect to this agreement:

a) The Company will issue to the optionor a total of 1,250,000 shares as follows: (i) 500,000 shares upon signing the agreement (issued and valued at $315,000 based on the fair market value at the agreement date); (ii) 250,000 shares to be issued upon completion of a pre-feasibility study (valued at $157,500 based on the fair market value at the agreement date); (iii) 500,000 shares to be issued upon completion of a feasibility study (valued at $315,000 based on the fair market value at the agreement date). Total shares to be issued are 750,000 common shares valued at $472,500.

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) Assumption of all liabilities of the property.

The second option on the other claims is subject to a covenant to conduct drilling, a payment of $55,000 on July 1, 2013 (paid) and an obligation not to be in default of the terms under the Albany Agreement. The Albany Agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

4. EXPLORATION AND EVALUATION ASSETS (continued)

The amounts shown below represent costs incurred to date, and do not necessarily represent present or future value as these are entirely dependent upon the economic recovery of future ore reserves.

	Opening		Ending
	Balance	Expenditures	Balance
Albany Property	$	$	$

For the year ended March 31, 2019	22,027,880	2,026,292	24,054,172

For the year ended March 31, 2020	24,054,172	1,010,899	25,065,071

Expenditures include acquisition costs of $1,292,500 for the Albany Property as at March 31, 2020 (March 31, 2019 - $1,292,500). The remaining balances are comprised of exploration expenditures. Government assistance received during the year ended March 31, 2020 totaled $374,076 (2019: $nil).

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 31,
	2020	2019
	$	$
Trade payables	390,896	621,642
Accrued liabilities	25,000	25,000
	415,896	646,642

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

6. SHARE CAPITAL

(a) Share Capital

The Company is authorized to issue an unlimited number of common shares, with no par value.

During the year ended March 31, 2020, the Company completed the following share capital transactions:

On September 12, 2019, in a private placement financing, a total of 3,000,000 units were issued at $0.35 per unit for gross proceeds of $1,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.50 for a period of two years. The securities issued pursuant to the offering are subject to a four-month and one day statutory hold period. Share issue costs associated with this private placement totaled $17,850.

On December 19, 2019, in a private placement financing, a total of 3,025,000 flow-through common shares were issued at $0.40 per flow-through common share for gross proceeds of $1,210,000. The securities issued pursuant to the offering are subject to a four-month and one day statutory hold period. Share issue costs associated with this private placement totaled $79,883 consisting of $57,340 in cash payments, $8,833 in legal costs and $13,710 in value assigned to the 137,100 finder's warrants issued in connection with this private placement. A flow-through share premium liability of $151,250 was recorded in connection with this private placement.

On December 19, 2019, pursuant to a Shares for Debt Agreement, the Company issued 47,222 common shares to a trade creditor at an agreed upon price of $0.36 per common share in settlement of various amounts owing. The securities issued in connection with the shares for debt transactions are subject to a four-month and one day statutory hold period.

During the year ended March 31, 2019, the Company completed the following share capital transactions:

On June 22, 2018, in a private placement financing, a total of 1,311,693 units were issued at $0.55 per unit for gross proceeds of $721,431. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.80 for a period of two years. The securities issued pursuant to the offering are subject to a four- month and one day statutory hold period. Share issue costs associated with this private placement totaled $22,871.

On November 16, 2018, in a private placement financing, a total of 1,295,553 units were issued at $0.45 per unit for gross proceeds of $582,999. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.60 for a period of two years. The securities issued pursuant to the offering are subject to a four-month and one day statutory hold period. Share issue costs associated with this private placement totaled $8,892.

On December 21, 2018, pursuant to twenty Shares for Debt Agreements, the Company issued 151,209 common shares to certain individual creditors at an agreed upon price of $0.55 per common share in settlement of various amounts owing. As these shares were issued to the individuals in their capacity as shareholders, no gain or loss was recognized on this transaction. The Company also issued 477,753 common shares to certain trade creditors at an agreed upon price of $0.45 per common share in settlement of various amounts owing. The fair value of the Company's shares on the settlement date was $0.40 per common share resulting in a gain on the issuance of shares for debt in the amount of $23,888. The securities issued in connection with the shares for debt transactions are subject to a four-month and one day statutory hold period.

On December 21, 2018, in a private placement financing, a total of 7,500,000 flow-through common shares were issued at $0.40 per flow-through common share for gross proceeds of $3,000,000. The securities issued pursuant to the offering are subject to a four-month and one day statutory hold period. Share issue costs associated with this private placement totaled $276,729 consisting of $174,050 in cash payments, $53,224 in legal costs and $49,455 in value assigned to the 353,250 finder's warrants issued in connection with this private placement.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

6. SHARE CAPITAL (continued)

(b) Share Purchase Warrants

Details of share purchase warrants outstanding as of March 31, 2020 are as follows:

	Exercise	Grant Date	March 31,
	Price	Fair Value	2020
Expiry Date	$	$	#
November 16, 2020	0.60	72,114	647,778
December 21, 2020	0.50	49,455	353,250
June 22, 2021	0.80	72,086	655,848
September 12, 2021	0.50	124,050	1,500,000
December 19, 2021	0.50	13,710	137,100
		331,415	3,293,976

On June 16, 2020, the Company extended the expiry date of the 655,848 warrants exercisable at a price of $0.80. The original expiry date of June 22, 2020 was extended to a new expiry date of June 22, 2021. No other terms were changed.

The following is a summary of warrants activity for the years ended March 31, 2020 and March 31, 2019:

	March 31, 2020		March 31, 2019
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of year	3,852,600	0.95	2,195,724	1.17
Granted	1,637,100	0.50	1,656,876	0.66
Expired	(2,195,724)	1.17	-	-
Balance, end of year	3,293,976	0.58	3,852,600	0.95

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

6. SHARE CAPITAL (continued)

(b) Share Purchase Warrants (continued)

On September 12, 2019, the Company issued 1,500,000 share purchase warrants as part of a private placement financing with an exercise price of $0.50 and an expiry date of September 12, 2021. The grant date fair value of these warrants was $0.08. The remaining contractual life of the warrants issued and outstanding at March 31, 2020 was 1.45 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 74%; risk-free interest rate of 1.58%; and expected life of 2 years. Common shares acquired through the exercise of these warrants are subject to a four-month and one day statutory hold period.

On December 19, 2019, the Company issued 137,100 share purchase warrants as part of the share issue costs related to a private placement financing with an exercise price of $0.50 and an expiry date of December 19, 2021. The grant date fair value of these warrants was $0.10. The remaining contractual life of the warrants issued and outstanding at March 31, 2020 was 1.72 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 1.67%; and expected life of 2 years. Common shares acquired through the exercise of these warrants are subject to a four-month and one day statutory hold period.

On June 22, 2018, the Company issued 655,848 share purchase warrants as part of a private placement financing with an exercise price of $0.80 and an expiry date of June 22, 2020. The grant date fair value of these warrants was $0.11. The remaining contractual life of the warrants issued and outstanding at March 31, 2020 was 0.23 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 65%; risk-free interest rate of 1.77%; and expected life of 2 years. Common shares acquired through the exercise of these warrants are subject to a four-month and one day statutory hold period.

On November 16, 2018, the Company issued 647,778 share purchase warrants as part of a private placement financing with an exercise price of $0.60 and an expiry date of November 16, 2020. The grant date fair value of these warrants was $0.11. The remaining contractual life of the warrants issued and outstanding at March 31, 2020 was 0.65 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 2.21%; and expected life of 2 years. Common shares acquired through the exercise of these warrants are subject to a four-month and one day statutory hold period.

On December 21, 2018, the Company issued 353,250 share purchase warrants as part of the share issue costs related to a private placement financing with an exercise price of $0.50 and an expiry date of December 21, 2020. The grant date fair value of these warrants was $0.14. The remaining contractual life of the warrants issued and outstanding at March 31, 2020 was 0.73 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 1.91%; and expected life of 2 years. Common shares acquired through the exercise of these warrants are subject to a four-month and one day statutory hold period.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve

The Company has a stock option plan (the "Plan") for directors, officers, employees and consultants. The Plan authorizes the granting of options to purchase up to a maximum of 10% of the issued and outstanding common shares at the time of grant, of which 4,775,000 options are outstanding as at March 31, 2020.

The Plan provides that:

a) any options granted pursuant to the Plan shall expire no later than ten years after the date of grant;

b) any options granted pursuant to the Plan shall be non-assignable and non-transferable;

c) the number of common shares issuable pursuant to the Plan to any one person in any 12-month period shall not exceed 5% of the outstanding common shares;

d) the number of common shares issuable pursuant to the Plan to any one consultant in any 12-month period may not exceed 2% of the outstanding common shares;

e) the number of common shares issuable pursuant to the Plan to persons employed in investor relation activities may not exceed 2% of the outstanding common shares in any 12-month period.

f) the Plan provides that options shall expire and terminate 90 days following the date the optionee ceases to be an employee, director or officer of, or consultant to, the Company, provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have one year to exercise such options.

g) the number of common shares: (1) reserved for issuance to insiders of the Company may not exceed 10% of the issued and outstanding common shares; and (2) which may be issued to insiders within a one-year period may not exceed 10% of the issued and outstanding common shares.

h) the Plan provides that options granted under the Plan shall vest in the optionee, and may be exercisable by the optionee under certain vesting terms.

During the year ended March 31, 2020, the Company issued the following stock options:

On July 17, 2019, the Company issued 1,225,000 stock options to a number of directors, officers, employees and consultants with an exercise price of $0.40 per share and an expiry date of July 17, 2024. The grant date fair value of these stock options was $0.17. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; expected forfeiture rate of 0%; risk-free interest rate of 1.55%; and expected life of 5 years. The vesting period for these options is as follows: 1/3 at July 17, 2019; 1/3 at January 17, 2020; 1/3 at July 17, 2020.

On October 22, 2019, the Company issued 50,000 stock options to a consultant with an exercise price of $0.40 per share and an expiry date of October 22, 2024. The grant date fair value of these stock options was $0.24. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; expected forfeiture rate of 0%; risk-free interest rate of 1.56%; and expected life of 5 years. The vesting period of the options issued to the consultant is as follows: 1/3 at October 22, 2019; 1/3 at April 22, 2020; 1/3 at October 22, 2020.

On December 10, 2019, the Company issued 100,000 stock options to a consultant with an exercise price of $0.40 per share and an expiry date of December 10, 2024. The grant date fair value of these stock options was $0.19. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; expected forfeiture rate of 0%; risk-free interest rate of 1.67%; and expected life of 5 years. The vesting period of the options issued to the consultant is as follows: 1/3 at December 10, 2019; 1/3 at June 10, 2020; 1/3 at December 10, 2020.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

During the year ended March 31, 2019, the Company issued the following stock options:

On May 3, 2018, the Company issued 200,000 stock options to a senior officer with an exercise price of $0.56 and an expiry date of May 3, 2023. The grant date fair value of these stock options was $0.31. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 65%; expected forfeiture rate of 0%; risk-free interest rate of 1.92%; and expected life of 5 years. The vesting period for these options was as follows: 1/3 at May 3, 2018; 1/3 at November 3, 2018; 1/3 at May 3, 2019. These options have since expired due to the departure of the senior officer.

On July 3, 2018, the Company issued 1,400,000 stock options to a number of directors, officers and consultants with an exercise price of $0.50 and an expiry date of July 3, 2023. The grant date fair value of these stock options was $0.30. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 72%; expected forfeiture rate of 0%; risk-free interest rate of 2.05%; and expected life of 5 years. The vesting period for these options is as follows: 1/3 at July 3, 2018; 1/3 at January 3, 2019; 1/3 at July 3, 2019.

On August 13, 2018, the Company issued 1,550,000 stock options to a number of directors, officers and consultants with an exercise price of $0.53 and an expiry date of August 13, 2023. The grant date fair value of these stock options was $0.33. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 77%; expected forfeiture rate of 0%; risk-free interest rate of 2.14%; and expected life of 5 years. The vesting period for these options is as follows: 1/3 at August 13, 2018; 1/3 at February 13, 2019; 1/3 at August 13, 2019.

On November 14, 2018, the Company issued 150,000 stock options to a number of consultants with an exercise price of $0.40 and an expiry date of November 14, 2023. The grant date fair value of these stock options was $0.26. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 2.21%; and expected life of 5 years. The vesting period for these options is as follows: 1/3 at November 14, 2018; 1/3 at May 14, 2019; 1/3 at November 14, 2019.

The Company's computation of expected volatility for the years ended March 31, 2020 and 2019 is based on the Company's market close price over a prior period equal to the expected life of the options.

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognized as compensation expense, exploration and evaluation assets and under capital stock as share-based payment reserve:

	Year	Year
	Ended	Ended
	March 31,	March 31,
	2020	2019
	$	$
Stock-based compensation expense	293,575	888,056
Exploration and evaluation assets	21,431	43,397
	315,006	931,453

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

Stock option and share-based payment activity for the years ended March 31, 2020 and March 31, 2019 are summarized as follows:

	March 31, 2020		March 31, 2019
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of year	4,140,000	0.65	5,315,000	1.17
Granted	1,375,000	0.40	3,300,000	0.51
Exercised	-	-	-	-
Expired	(740,000)	0.86	(4,475,000)	1.17
Balance, end of year	4,775,000	0.55	4,140,000	0.65

At March 31, 2020, outstanding options to acquire common shares of the Company were as follows:

					Weighted
		Number of	Number of		average
		Options	Options	Grant date fair	remaining
	Exercise Price	Issued	Exercisable	value	contractual life
Expiry Date	$	#	#	$	(years)
April 21, 2020	1.87	100,000	100,000	166,000	0.06
August 31, 2020	1.46	100,000	100,000	117,000	0.42
July 5, 2021	0.72	450,000	450,000	252,000	1.26
July 3, 2023	0.50	1,350,000	1,350,000	405,000	3.26
August 13, 2023	0.53	1,300,000	1,300,000	429,000	3.37
November 14, 2023	0.40	100,000	100,000	26,000	3.62
July 17, 2024	0.40	1,225,000	816,667	208,250	4.30
October 22, 2024	0.40	50,000	16,667	12,000	4.56
December 10, 2024	0.40	100,000	33,333	19,000	4.70
		4,775,000	4,266,667	1,634,250	3.29

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

7. INCOME TAXES

(a) Provision for Income Taxes

Major items causing the Company's effective income tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2019 - 26.5%) were as follows:

	2020	2019
	$	$
(Loss) before income taxes	(1,540,877)	(2,428,153)
Expected income tax recovery based on statutory rate	(408,000)	(643,000)
Adjustments to expected income tax benefit:
Stock-based compensation	84,000	247,000
Non-deductible expenses and other	314,000	174,000
Change in benefit of tax assets not recognized	10,000	222,000
Deferred income tax provision (recovery)	-	-

b) Deferred Income Tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	2020	2019
	$	$
Non-capital loss carry-forwards	1,171,000	482,000
Equipment	21,000	-
Interest in exploration and evaluation assets	5,347,000	9,508,000
Share issue costs	277,000	301,000
Deductible temporary differences	6,816,000	10,291,000

Deferred tax assets have not been recognized in respect of these temporary differences because it is not probable that future taxable profits will be available against which the Company can utilize the benefits.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

7. INCOME TAXES (continued)

c) Loss Carry-Forwards

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses of approximately $1,171,000 will expire as follows:

Amount
Year	$
2033	211,000
2034	176,000
2036	1,000
2037	681,000
2039	70,000
2040	32,000
1,171,000

The Company has approximately $30,400,000 of Canadian development and exploration expenditures as at March 31, 2020 (2019: $33,600,000), which under certain circumstances may be utilized to reduce the taxable income of future years.

8. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	March 31,	March 31,
	2020	2019
	$	$

Amounts and other receivables	139,601	(189,191)
Prepaids and deposits	(162,704)	19,582
Accounts payable and accrued liabilities	(71,289)	545,046
	(94,392)	375,437

Supplementary disclosures:

Change in accrued exploration property expenditures	$(142,457)	$247,715

Stock-based compensation charged to exploration and evaluation assets	$21,431	$43,397

Warrants issued charged to share issue costs	$13,710	$49,455

Shares issued to settle debt	$17,000	$274,266

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

9. RELATED PARTY TRANSACTIONS

The total transactions with companies controlled by members of key management personnel during the years ended March 31, 2020 and 2019 were as follows:

	2020	2019
	$	$
Exploration and evaluation assets	183,798	172,396
General and administrative	26,490	26,451
	210,288	198,847

Included in accounts payable and accrued liabilities are amounts owing to related parties of $nil (2019 - $54,269). The amounts owing are unsecured, non-interest bearing and are repayable under normal terms and conditions.

The remuneration of directors and other members of key management personnel during the years ended March 31, 2020 and

2019 were as follows:

	2020	2019
	$	$
Short-term benefits	309,266	315,613
Stock-based compensation	237,415	724,615
	546,681	1,040,228

As part of the private placements issued during the year ended March 31, 2020 as disclosed in note 6(a), officers and directors of the Company purchased 1,014,286 (2019: 766,118) units for gross proceeds of $355,000 (2019: 358,865).

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company.

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

See also note 12(b).

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

10. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's operations include the acquisition and exploration of mineral properties in Canada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors. There have been no significant changes in the risks, objectives, policies and procedures for managing risks during the years ended March 31, 2020 and 2019.

a) Credit Risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

i) Trade Credit Risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior period.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

c) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a significant loss as a result of a decline in the fair market value of investments or items held within cash and cash equivalents is limited given that the majority have a relatively short maturity. The Company manages its interest rate risk with investments by investing the majority of funds in short-term investments and therefore is not exposed to significant fluctuations in interest rates. The Company believes that its interest rate risk is minimal.

d) Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The functional and reporting currency of the Company is the Canadian dollar. The Company is involved with a small number of foreign vendors in the United States of America. Changes in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company's results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations as the exposure has been deemed to be minimal.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

10. FINANCIAL INSTRUMENTS AND RELATED RISKS (continued)

e) Fair Value of Financial Instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at March 31, 2020 and 2019, the Company does not have any financial instruments recorded at fair value and that require classification within the fair value hierarchy.

The fair values of all of the Company's financial instruments approximate their carrying values, given their short-term nature.

11. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to safeguard the entity's ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of shareholders' equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company's capital management objectives, policies and processes have remained unchanged during the years ended March 31, 2020 and 2019.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than Policy 2.5 of the TSX Venture Exchange which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months.

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

12. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

b) Employment Agreements

The Company has renewed the consulting agreement with its Vice-President Exploration and Chief Geologist dated July 1, 2018 and the individual was also promoted to company Vice President. On September 14, 2018, the individual was promoted to the position of company President and Chief Operating Officer. The current salary level for the individual pursuant to the employment agreement is $180,000 annually.

The Company has an employment agreement with its Chief Executive Officer dated August 1, 2018. The current salary level for the individual pursuant to the employment agreement is $90,000 annually.

The Company has an employment agreement with its Chief Financial Officer dated January 15, 2019. The current salary level for the individual pursuant to the employment agreement is $42,000 annually.

c) Exploration Agreement

The Company has entered into an agreement with Constance Lake First Nation ("CLFN") governing the relationship in regard to the Company's exploration on traditional lands of CLFN, pursuant to which, the Company has the following commitments.

Cost of Implementation Committee:

On a yearly basis, commencing on the date that an implementation committee is formed and continuing for the following twelve (12) months, the Company shall make a total contribution of $22,000, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, to pay: the reasonable expenses of the Implementation Committee members and the reasonable costs of an archaeologist for any archaeological assessments. As of March 31, 2020, the Company believes it is in compliance with this agreement.

Cost of Annual Gathering:

The Company will pay on an annual basis, $1,200, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, for CLFN and the Company to have a community "feast" and conduct an information session with CLFN members about the exploration, this agreement and any issues pertaining to this agreement's implementation.

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

12. COMMITMENTS AND CONTINGENCIES (continued)

d) Other commitments

As part of previous flow-through share issuances, the Company is committed to incurring approximately $893,000 in qualifying exploration and evaluation expenditures on or before December 31, 2020.

e) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements.

13. LOSS PER SHARE

Basic loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the year ended March 31, 2020 is 76,862,288 (2019: 67,299,321). Diluted loss per share figures are calculated after taking into account all warrants and stock options granted. Exercise of the outstanding warrants and stock options would be anti-dilutive with respect to loss per share calculations, and therefore diluted loss per share is equal to basic loss per share. The number of potentially dilutive common shares resulting from the exercise of outstanding warrants and stock options that were not included in the calculation of diluted loss per share was 8,068,976 (March 31, 2019: 7,992,600).

14. GENERAL AND ADMINISTRATIVE EXPENSES

	Year	Year
	Ended	Ended
	March 31,	March 31,
	2020	2019
	$	$

Salaries and benefits	265,283	318,304
Meals and entertainment	30,222	20,252
Transfer agent fees	6,998	25,151
Accommodations	33,354	28,805
Investor communications	172,370	98,797
Travel	40,223	50,376
Occupancy and office expenses	155,046	127,547
	703,496	669,232

ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

15. GOVERNMENT GRANTS

The grantor will reimburse 50% up to a maximum of $1,000,000 spent by the Company on relevant expenses directly related to graphite purification, graphene production research, concrete additive research and large-scale graphene-enhanced concrete testing.

16. SUBSEQUENT EVENTS

On April 21, 2020, 100,000 stock options with an exercise price of $1.87 expired.

On May 8, 2020, 750,000 stock options were issued to a number of directors, officers, consultants and employees under the stock option plan described in Note 6(c). The stock options have an exercise price of $0.40 per share and an expiry date of May 8, 2025. The vesting period of the options granted to directors is as follows: 1/3 at May 8, 2020; 1/3 at November 8, 2020; 1/3 at May 8, 2021. The vesting period of the options granted to the officers, employees and consultants is as follows: 1/3 at May 8, 2020; 1/3 at May 8, 2021; 1/3 at May 8, 2022.

On May 16, 2020, 100,000 stock options were issued to a consultant under the stock option plan described in Note 6(c). The stock options have an exercise price of $0.40 per share and an expiry date of May 16, 2025. The vesting period of the options granted to the consultant is as follows: 1/3 at May 16, 2020; 1/3 at November 16, 2020; 1/3 at May 16, 2021.

On July 6, 2020, 100,000 stock options were issued to a consultant under the stock option plan described in Note 6(c). The stock options have an exercise price of $0.68 per share and an expiry date of July 6, 2025. The vesting period of the options granted to the consultant is as follows: 1/3 at July 6, 2020; 1/3 at July 6, 2021; 1/3 at July 6, 2022.

On July 6, 2020, the Company closed a private placement resulting in the issuance of 3,416,666 units at a price of $0.60 per unit for gross proceeds of $2,050,000. Each unit consisted of one common share of the Company and one half of one non- transferable share purchase warrant. Each whole warrant will entitle the holder thereof to acquire one additional common share at an exercise price of $0.80 per warrant, exercisable for a period of twenty-four months from the closing of the offering.

On July 16 and 17, 2020, two option holders, who are neither directors nor officers of the Company, exercised a total of 375,000 options at an exercise price of $0.53 per option resulting in proceeds of $198,750 to the Company.